EXHIBIT 1

                                 [TRANSLATION]

                                                              September 18, 2006

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

TEL AVIV STOCK EXCHANGE        SECURITIES AUTHORITY
www.tase.co.il                 www.isa.gov.il

                     IMMEDIATE REPORT OF RESULTS OF MEETING

Notice is hereby given that at the Special General Meeting of the Bank which took place on September 18, 2006, the following resolutions were adopted:

1. Further to resolutions of the Audit committee and the Board of Directors of the Bank, and following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for two periods of one year, beginning on August 1, 2006 until July 31, 2007 (hereinafter-"THE FIRST INSURANCE PERIOD") and beginning on August 1, 2007 until July 31, 2008 (hereinafter-"THE SECOND INSURANCE PERIOD") to insure the liability of the Bank's dircotors and officers in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel only) per event and period of the policy, for an annual premium of 435,000 U.S. Dollars for the first insurance period and an annual premium of 304,500 U.S. Dollars for the second insurance period, with a deductible (for the Bank only) in the amount of 750,000 U.S. Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars if the event is prior to that.